Jonathan D. Van Duren

Tel 312.476.5038

vandurenj@gtlaw.com

April 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Attention: Christopher R. Bellacicco and Chad D. Eskildsen,

Re:	Sweater Cashmere Fund
(File Nos. 333-257605 and 811-23712)

Ladies and Gentlemen:

This letter provides the responses of Sweater Cashmere Fund (the “Fund”) to the comments provided by the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund with respect to Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 filed with the Commission on March 11, 2022. The staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Fund’s prospectus and statement of additional information have been referenced in the Fund’s responses, these revisions have been included in Pre-Effective Amendment No. 3 to the Fund’s registration statement filed concurrently herewith.

Prospectus

1.	Comment: Given that the Sweater mobile application (the “App”) is the only way for an investor to purchase or redeem Fund shares, please supplementally explain how the Fund intends to process purchase and redemption orders in the event that the App crashes, including incidents that may affect one set of mobile users and not others.

Response: Were the App to crash or otherwise malfunction, the Fund will be able to process shareholder investment and redemption requests outside of the App. The Fund has revised its prospectus to clarify that, should the App malfunction or experience a widespread outage, investors may call the Fund’s toll-free number for assistance in purchasing and redeeming shares outside of the App.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100 ■ Chicago, Illinois ■ Tel 312.456.8400 ■ Fax 312.456.8435

2.	Comment: The staff notes that the Estimated Annual Expenses table included in the Fund’s prospectus indicates that, for the Fund’s first fiscal-year, marketing expenses are estimated to comprise nearly 50% of the Fund’s total annual expenses. Please explain, supplementally, whether the Fund expects this same level of marketing expenses going forward.

Response: Based on its current projections and estimates, the Fund expects marketing expenses to decrease in subsequent years as a percentage of overall Fund assets. The Fund’s projections indicate that marketing expenses may remain at around 50% of total Fund expenses in future years, however—even if decreasing as a percentage of overall Fund assets—because the Fund also expects certain other Fund operating expenses to decrease.

3.	Comment: The staff notes that the end of the final sentence of the first paragraph of the Summary of Fund Fees and Expenses—Example subsection states that “each example reflects the reduction of Fund operating expenses upon completion of Fund organization expense amortization.” Please revise this sentence so that it does not indicate that organizational expenses will be amortized.

Response: The Fund has revised this disclosure to read as follows: “each example reflects the reduction of Fund operating expenses upon completion of recognition of organization and initial offering expenses.”

4.	Comment: The Plan of Distribution and the Sweater App—Additional Information about the App subsection includes a note stating, in part:

If you do choose to send confidential or sensitive information to us via digital communication channels (e.g., through the App, email, chat, text messaging), you are accepting the associated risks related to potential lack of security, such as the possibility that your confidential or sensitive information may be intercepted/accessed by a third party and subsequently used or sold.

In light of the sensitive, personally identifiable information that will be submitted by investors through the App, please explain how an investor is assuming the associated risks related to a potential lack of security.

Response: The Fund has deleted this note in its entirety. The Fund has also supplemented the Cyber Security Risk factor included in the Risks section to discuss potential risks related to a security breach or other unauthorized access to personally-identifiable sensitive information submitted by shareholders through the App.

5.	Comment: In the Certain Fund Services Providers—Administrator subsection of the Fund’s prospectus, please be more specific about the compensation paid to the Fund’s administrator, as required by Item 9.1.d. of Form N-2.

Response: The Fund has revised this disclosure to more specifically describe the compensation to be paid to the Fund’s administrator.

Statement of Additional Information

6.	Comment: The staff notes that the Management of the Fund—Management Contract subsection of the Fund’s Statement of Additional Information states that: “Under a Management Contract between the Fund and the Adviser that was approved by the Board, the Adviser furnishes and manages a continuous investment program for the Fund.” Please revise this disclosure to confirm that the Management Contract was also approved by Fund shareholders.

Response: The Fund has revised this disclosure to address the staff’s comment.

7.	Comment: From the Fund’s financial statements included in the Statement of Additional Information, it appears that the fund received cash from the Fund’s adviser related to the expense waiver agreement in addition to the initial $100,000 of seed capital. Please inform the staff, supplementally, of the amount of cash that was received by the Fund from its adviser for the period June 17, 2021 to February 7, 2022. In addition, if the Fund did receive cash outside of the initial $100,000 balance, please inform the staff, supplementally, how that cash was used during the operating period.

Response: The only cash the Fund’s adviser provided to the Fund through February 7, 2022 was the initial $100,000 in seed capital. All Fund organizational and offering expense-related invoices received through that date have been paid directly by the Fund’s adviser on behalf of the Fund, and not by the Fund. Because the Fund’s adviser paid these expenses directly on the Fund’s behalf, these amounts could potentially be recouped by the adviser in the future in accordance with and subject to the terms and restrictions of the Fund’s expense limitation agreement.

Declaration of Trust

8.	Comment: The staff notes that Section 12.4 of the Fund’s Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) generally requires that any suit, action or proceeding brought by a Fund shareholder against the Fund or any Fund trustee or officer must be brought exclusively in the Court of Chancery of the State of Delaware or in the Superior Court of the State of Delaware. In an appropriate location of the Fund’s prospectus, please:

(a)	describe this provision and disclose corresponding risks; and

(b)	disclose that this provision does not apply to claims arising under the federal securities laws.

Response: The Fund has added additional disclosure to the Description of the Fund and its Shares section of its prospectus to address the staff’s comment.

9.	Comment: The staff notes that Section 12.4 of the Fund’s Declaration of Trust states that:

unless the Trust consents in writing to the selection of an alternative forum, the Federal District Courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Please amend the Declaration of Trust to revise this provision to cover any cause of action arising under the U.S. federal securities laws (and not just the Securities Act of 1933). Please also disclose, in an appropriate location in the prospectus, this exclusive federal forum provision and the related risks.

Response: The Fund has amended and restated its Declaration of Trust to make the requested change. Please see the Fund’s Second Amended and Restated Agreement and Declaration of Trust, filed as an exhibit to Pre-Effective Amendment No. 3 to the Fund’s registration statement.

The Fund has also added additional disclosure to the Description of the Fund and its Shares section of its prospectus to address the staff’s comment.

10.	Comment: Please disclose, in an appropriate location in the prospectus, that the Declaration of Trust includes a provision where Fund shareholders waive their right to a jury trial and the related risks.

Response: The Fund has added additional disclosure to the Description of the Fund and its Shares section of its prospectus to address the staff’s comment.

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Should you have any further questions or comments, please do not hesitate to contact me at (312) 476-5038 or vandurenj@gtlaw.com.

Sincerely,

/s/ Jonathan D. Van Duren

Jonathan D. Van Duren

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